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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-69451

MAR 13 2023

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wilshire Pacific Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8447 Wilshire Blvd., Suite 202
(No. and Street)

Beverly Hills	CA	90211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric J. Weissman	(310) 526-3323	eweissman@wilshirepacificadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric J. Weissman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wilshire Pacific Capital Advisors, LLC, as of 2/28, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please see attached CA Acknowledgmt.

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On February 28, 2023 before me, Kara Ann Barkhouse,
Date *Here Insert Name and Title of the Officer*

personally appeared Eric Joseph Weissman
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KARA ANN BARKHOUSE
Notary Public - California
Los Angeles County
Commission # 2328422
My Comm. Expires May 16, 2024

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
☐ Corporate Officer – Title(s): ____
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer is Representing: ____

Signer's Name: ____
☐ Corporate Officer – Title(s): ____
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer is Representing: ____

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Wilshire Pacific Capital Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Wilshire Pacific Capital Advisors, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Wilshire Pacific Capital Advisors, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilshire Pacific Capital Advisors, LLC's management. My responsibility is to express an opinion on Wilshire Pacific Capital Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Wilshire Pacific Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Wilshire Pacific Capital Advisors, LLC's financial statements. The Supplemental Information is the responsibility of the Wilshire Pacific Capital Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Wilshire Pacific Capital Advisors, LLC's auditor since 2018.

Tarzana, California

January 25, 2023

Wilshire Pacific Capital Advisors, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	141,220
Accounts receivable, net		23,381
Prepaid Expenses		-
Total assets	$	164,602

Liabilities

Accounts payable	$	-
Accrued Expenses to Related Parties	$	87,500
Accrued Expenses	$	7,500
Total liabilities		95,000

Member's equity

Member's equity		69,602
Total member's equity		69,602
Total liabilities and member's equity	$	164,602

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Income
For the Year Ended December 31, 2022

Revenues		
Services Income	$	939,143
Interest Income		22
Total revenues		939,165
Expenses		
Employee compensation and benefits		-
Commission expense		812,500
Occupancy and equipment rental		6,000
Professional fees		14,700
Project Costs		89,467
Bad Debt		12,500
Other operating expenses		2,965
Total expenses		938,132
Net income (loss) before income tax provision		1,033
Income tax provision		800
Net income (loss)	$	233

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

		Member's Equity
Balance at December 31, 2021	$	69,368
Member's distributions		-
Member's contributions		-
Net income (loss)		233
Balance at December 31, 2022	$	69,602

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flow from operating activities:		
Net income (loss)		$ 233
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Bad Debt Expense		$ 12,500
(Increase) decrease in assets:		
Accounts receivable, net	$ (10,689)	
Prepaid expense	-	
Increase (decrease) in liabilities:		
Accounts Payable	(1,600)	
Accrued Expenses	500	
Commissions Payable to Related Party	(37,500)	
Total adjustments		(49,289)
Net cash provided by (used in) operating activities		(36,556)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member distributions		
Member contributions	-	
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(36,556)
Cash at beginning of year		177,776
Cash at end of year		$ 141,220
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Notes to Financial Statements
December 31, 2022

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wilshire Pacific Capital Advisors, LLC (the "Company") was organized in the State of California on December 24, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by Eric J. Weissman.

The Company provides limited corporate finance services to small to middle market companies operating within the healthcare industry and others. The Company can also engage in private placements and mergers and acquisitions services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts may be considered necessary because probable uncollectible accounts are material.

Investment advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. Recent accounting standards as to revenue recognition impact most industries including broker-dealers. The complex arrangements between broker-dealers and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non-public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting issues within these standards.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue is recorded based on the terms specified in the contract with the Company's clients and excludes any sales incentives or amounts collected on behalf of third parties. The Company recognizes revenue when it has fulfilled its obligation to its clients. The Company does not collect any taxes or regulatory fees from its clients and accordingly does not recognize any revenue related thereto.

> The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue:

Fees earned: This includes fees earned from investment banking fees, M&A advisory, revenue from research services, and other consulting services.The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 25, 2023, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Summary of Significant Accountancy Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The company is subject to audit by taxing agencies for years ending December 31, 2019, 2020 and 2021.

Note 3: ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

Accounts Receivable	$ 23,381
Less: Allowance for Doubtful Accounts	(0)
Accounts Receivable, Net	23,381

Note 4: COMMITMENT AND CONTINGENCIES

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the operating lease for the Company's office space is on a month to month basis. Rent expense for the year ended December 31, 2022, was equal to $6,000.

The Company was not subject to any legal matters during the year ended December 31, 2022.

Note 5: RELATED PARTY TRANSACTION / COMMISSIONS PAID TO PRINCIPAL

The Company pays the major portion of its net income to Williamsburg Holdings, LLC, which is wholly owned by the Company's Chief Executive Officer and principal. These payments are included on the accompanying Statement of Income as Commissions, which amounted to $812,500 in 2022.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. None of the Company's clients comprised more than 50% of the Company's revenue in 2022. The Company had no undue concentration of credit risk.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $133,720, which was $128,720 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($7,500) to net capital was 0.06 to 1, which is less than the 15 to 1 maximum allowed.

Wilshire Pacific Capital Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2022

Computation of net capital		
Member's equity	$ 69,602	
Total stockholder's equity		$ 69,602
Less: Non-allowable assets		
Accounts receivable	(23,381)	
Adjustment for Accounts Payable to Eric Weissman (Principa	87,500	
Total non-allowable assets		64,119
Net Capital		133,720
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 500	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 128,720
Ratio of aggregate indebtedness to net capital	0:06 :1	

There was no material difference between net capital computation shown here and the net capital computation show on the Company's unaudited Form X-17A-5 report dated 12/31/2022.

See report of independent regustered public accounting firm.

Wilshire Pacific Capital Advisors, LLC
Schedule II - Computation for Determination of the Reserve Requirements
Pursuant to SEC Rule 15c3-3
As of December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Wilshire Pacific Capital Advisors, LLC
Schedule III - Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c-3-3
For the Year Ended December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Wilshire Pacific Capital Advisors, LLC
Beverly Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Wilshire Pacific Capital Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wilshire Pacific Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Wilshire Pacific Capital Advisors, LLC, stated that Wilshire Pacific Capital Advisors, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Wilshire Pacific Capital Advisors, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Wilshire Pacific Capital Advisors, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 25, 2023

WILSHIRE PACIFIC CAPITAL ADVISORS, LLC
8447 WILSHIRE BLVD., SUITE 202
BEVERLY HILLS, CA 90211
TEL 310.526.3323 | FAX 310.388.5405

Assertions Regarding Exemption Provisions

We, as members of management of Wilshire Pacific Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2022.

(***Insert Name of Company***)

By:

(Eric J. Weissman, President)

1/25/2023

(Date)

Wilshire Pacific Capital Advisors, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2022

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Wilshire Pacific Capital Advisors, LLC
Beverly Hills, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Wilshire Pacific Capital Advisors, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Wilshire Pacific Capital Advisors, LLC the "Company") for the year ended December 31, 2022, solely to assist you and SIPC in evaluating Wilshire Pacific Capital Advisors, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 25, 2023